INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

September 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Ramius Event Driven Equity Fund (the “Fund”)

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 27, 2013, regarding Post-Effective Amendment No. 379 to the Registrant’s Form N-1A registration statement with respect to the Ramius Event Driven Equity Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 415 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fees and Expenses of the Fund
1.  Confirm whether more information relating to sales charge discounts for purchases greater than $50,000 is disclosed in the SAI.  If so, state in the first paragraph under Fees and Expenses of the Fund that such information may also be found in the SAI.

Response:   The Registrant confirms that more information on sales charge discounts for purchases greater than $50,000 is not disclosed in the SAI.  Therefore, the proposed statement has not been included.

2.  Reflect a 1.00% maximum deferred sales charge in the Fees and Expenses Table for Class A Shares.

Response:   The Registrant has updated the Fees and Expenses Table as requested.

3.  In the last line of the “Shareholder Fees” portion of the Fees and Expenses Table, $15 is noted as the amount of the “Retirement account annual maintenance fee and full redemption fee request” payable for shares of the Fund.   The table also states that the Fund charges a 2% redemption fee for shares redeemed within 60 days of purchase, which amount is the maximum that the Fund is allowed to charge investors for shares redeemed.  Therefore, the $15 redemption charge is not allowed and should be removed from the table.

Response:  The Registrant confirms that the $15 fee is not a redemption fee but an annual maintenance fee related to the custody of retirement accounts.  If a shareholder closes their account before the annual maintenance fee has been paid, it will be charged at the time closure.  The disclosure in the table has been revised to clearly reflect the foregoing.

4.  In the second line of the “Annual Fund Operating Expenses” portion of the Fees and Expenses Table, clarify whether the 12b-1 fee is a “Distribution” or “Service” fee.

Response:  The Registrant has updated the Fees and Expenses Table to reflect that the line item relates to “Distribution (Rule 12b-1) fees”.

5.  Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in footnote 2 to the Fees and Expenses Table and confirm that the term of the contractual agreement is at least one year.

Response: The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Ramius Advisors, LLC (the “Advisor”), as Exhibit (h)(4) to the Amendment.  The Registrant confirms that the term of the contractual waiver is at least one year.

Principal Investment Strategies
6.  The Prospectus states that “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in the following equity securities:  common stocks, preferred stock, warrants, listed equity options and convertible securities.” Confirm that only convertible securities that are “in the money” at the time of purchase can be part of the 80% calculation.  If this is the case, consider adding relevant clarifying disclosure on page 7 of the Prospectus or in the SAI.

Response:  The Registrant confirms that for the purposes of calculating the 80% name rule test, only convertible securities that are in “in the money” at the time of investment will be included.  Relevant clarifying disclosure has been added to page 7 of the Prospectus as suggested.

7.  Consider whether any of the principal investment strategies stated in the Summary Section of the Prospectus can be summarized since almost identical the disclosure that appears on page 7 under “More About the Fund’s Investment Objective, Principal Investment Strategies and Risks”.

Response:  The Registrant has considered summarizing the principal investment strategies stated in the Summary Section, but has determined that, given that the Fund will use the Summary Section (i.e., a Summary Prospectus) to offer its shares, the more complete disclosure of the principal investment strategies as currently set forth in the Summary Section is preferable.

8.  The first paragraph under “Principal Investment Strategies” states, “The Fund is not limited by market capitalization or industry.”  Confirm that the Fund cannot invest more than 25% of its net assets in any one industry and modify the disclosure accordingly.

Response:  The Registrant confirms that the Fund will not invest more than 25% of its net assets in any one industry and has revised the relevant disclosure accordingly.

9.  The last paragraph on page 2 states, “The Fund may employ, in the Advisor’s discretion, a variety of hedging strategies to protect against issuer-related risk or other risks, including selling short and/or the purchase and sale of put and call options.”  Confirm if there is expected to be any dividends and interest expense for selling short and, if so, add this line item to the Fees and Expenses Table.

Response:  The Registrant confirms that the dividends and expenses for selling short are estimated to be 42 bps and has revised the Fees and Expense Table accordingly

Purchase of Shares
10.  The disclosure which appears under the heading, “Large Order Net Asset Value Purchase Privilege” states “From its own profits and resources, the Advisor may pay a finder's fee to authorized dealers that are responsible for purchases of $1 million or more of Class A shares of the Fund equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter.”  Reflect this information on the Fees and Expenses Table.

Response:  The Registrant confirms that the finder’s fee is paid by the Advisor and is not shareholder fees paid directly from investments there it is not included in the Fees and Expense Table.  However, if the shareholder redeems within 18 months of purchase and was paid the finders fee, there may be a 1.00% deferred sales charge which is reflected in the Fee Table.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Other Investment Strategies, Policies and Risks
Credit Default Swaps
11.  Confirm that if the Fund sells credit default swaps, it will segregate liquid assets in the amount of the full notional value for asset coverage.

Response:  The Registrant confirms that the Fund will segregate liquid assets in the amount of the full notional value for any credit defaults swaps that it sells.

Management of the Fund
Fund Shares Beneficially Owned by Trustees
12.  Pursuant to Item 17(a)(4) of Form N-1A, specify the valuation date by footnote or otherwise

Response:  The Registrant has added the valuation date as requested.

The Advisor
13.  Pursuant to Item 19(a)(1) of Form N-1A, disclose the name of any person who controls the Advisor, the basis of the person’s control, and the general nature of the person’s business.  Also, disclose, if material, the business history of any organization that controls the Advisor.

Response: The Registrant has added information regarding control of the Advisor are requested.

Portfolio Managers Compensation
14.  Confirm whether the determination of the payment and amount of any incentive compensation includes consideration of the performance of the Fund.  If so, provide relevant disclosure.  If not, so state in the response letter.

Response:  The Advisor has confirmed that the performance of the Fund is tied to the determination of the payment and amount of the performance bonus which may be awarded to the portfolio managers. Registrant has clarified the disclosure included in the SAI by adding the following:

As of the date of this SAI, Messrs. Cohen and Johnson are compensated by the Advisor.  In keeping with industry practice, the Advisor offers competitive compensation comprised of base salary and a bonus.  There is no fixed percentage of compensation allocated to base salary, performance bonus, equity incentive or other forms of compensation.  The performance bonus, especially for the investment team, is closely tied to the investment performance of our products (including the performance of the Fund) and, secondarily, to the Advisor’s overall business performance.  Some compensation for certain senior portfolio managers is deferred and subject to a vesting schedule.

Appendix A – Description of Short-term Ratings
15.  Since the Fund can invest in fixed income securities, include additional description of long-term ratings.

Response:  The Registrant has added a description of debt ratings to Appendix A which includes long-term securities.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary